Exhibit 4.5

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

Provectus Biopharmaceuticals, Inc. (the “Company,” “Provectus”, “we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Bylaws, as amended (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), and 25,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). As of December 31, 2022, 419,497,119 shares of Common Stock were issued and outstanding. The outstanding shares of our Common Stock are duly authorized, validly issued, fully paid, and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors (the “Board”) in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

In the event of our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any Preferred Stock then outstanding.

Other Rights and Preferences

Holders of our Common Stock do not have any conversion, redemption, sinking fund or preemptive rights.

Certain Anti-Takeover Effects

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock. Among other things, our Certificate of Incorporation and Bylaws will:

●	permit our Board to issue up to 25,000,000 shares of Preferred Stock, with any rights, preferences, and privileges as they may designate;

●	provide that all vacancies on our Board, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election; and

●	provide that special meeting of our stockholders may be called only by the Board or by such person or persons requested by a majority of the Board to call such meetings.

Preferred Stock

The rights, preferences, and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we have designated and issued or may designate and issue in the future. Under our Certificate of Incorporation, we are authorized to issue up to 25,000,000 shares of Preferred Stock, from time to time in one or more series, in any manner permitted by law, as determined from time to time by our Board, and stated in the resolution or resolutions providing for the issuance of such shares adopted by our Board. Without limiting the generality of the foregoing, shares in such series shall have voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by our Board. The number of shares of any such series so set forth in the resolution or resolutions may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the Board. As of December 31, 2022, 12,373,247 and 9,746,626 shares of Series D and D-1 Preferred Stock were issued and outstanding, respectively.

Series D and Series D-1 Preferred Stock

The rights, preferences and privileges of the Series D Convertible Preferred Stock are set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D Certificate of Designation”), a copy of which is attached as Exhibit 3.2 to this Annual Report on Form 10-K. The rights, preferences and privileges of the Series D-1 Convertible Preferred Stock are set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series D-1 Convertible Preferred Stock (the “Series D-1 Certificate of Designation”), a copy of which is attached as Exhibit 3.3 to this Annual Report on Form 10-K.

The Board of Directors of the Company approved each of the Series D Certificate of Designation and Series D-1 Certificate of Designation on June 16, 2021, and each of the Series D Certificate of Designation and Series D-1 Certificate of Designation were filed with the Delaware Secretary of State on June 17, 2021. The Series D Certificate of Designation and Series D-1 Certificate of Designation are the same, other than certain key differences to account solely for the different conversion ratios for the holders of 2017 Notes who did not execute an Amendment compared to the holders of Amended 2017 Notes and the holders of 2020 Notes.

The Series D Certificate of Designation established and designated 12,374,000 shares of Series D Convertible Preferred Stock. The Series D-1 Certificate of Designation (as amended by the Certificate of Amendment, dated March 30, 2022) established and designated 11,241,000 shares of Series D-1 Convertible Preferred Stock.

The Series D Convertible Preferred Stock and the Series D-1 Convertible Preferred Stock rank pari passu with each other. The Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock rank senior to the Common Stock and any other class or series of the Company’s capital stock, the terms of which do not provide that shares of such class rank senior to, or pari passu with, the Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock as to dividends and distributions upon a change of control transaction, or the liquidation, winding-up and dissolution of the Company.

The Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock do not have any dividend preference but are entitled to receive, on a pari passu basis, dividends, if any, that are declared and paid on the Common Stock and any other class of the Company’s capital stock that ranks junior or on par to the Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock.

Upon the occurrence of the liquidation, winding-up or dissolution of the Company or certain mergers, corporate reorganizations or sales of the Company’s assets (each, a “Company Event”), holders of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock will be entitled to receive a liquidation preference before any distributions are made to holders of any other class or series of the Company’s capital stock junior to the Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock. If a Company Event occurs within two years of June 20, 2021 (the “Date of Issuance”), the holders of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock will receive for each share of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock, respectively, an amount in cash equal to the Original Issue Price (as defined in the Series D Certificate of Designation and Series D-1 Certificate of Designation, respectively) multiplied by four. If a Company Event occurs from and after the second anniversary of the Date of Issuance, the holders of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock will receive for each share of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock, respectively, an amount in cash equal to the Original Issue Price multiplied by six. The Original Issue Price for the Series D Convertible Preferred Stock is $0.2862, and the Original Issue Price for the Series D-1 Convertible Preferred Stock is $2.862.

Holders of shares of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock will vote together with the holders of Common Stock as a single class. Each share of Series D Convertible Preferred Stock carries the right to one vote per share. Each share of Series D-1 Convertible Preferred Stock carries the right to 10 votes per share.

The Company is not permitted to amend, alter or repeal its Certificate of Incorporation or Bylaws in a manner adverse to the relative rights, preferences, qualifications, limitations or restrictions of the Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock without the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock, voting together as a single class with each share of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock having a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock.

The Series D Convertible Preferred Stock is convertible at the option of the holders thereof into shares of Common Stock based on a one-for-one conversion ratio. The Series D-1 Convertible Preferred Stock is convertible at the option of the holders thereof into shares of Common Stock based on a one-for-10 conversion ratio. The conversion ratio of the Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock is subject to adjustment for stock splits and combinations, recapitalizations, reclassifications, reorganizations, mergers and consolidations. The Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock will automatically convert into shares of Common Stock upon the fifth anniversary of the Date of Issuance.

Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. is the transfer agent and registrar for our Common Stock.

Listing

Our Common Stock is traded on the OTCQB Marketplace under the trading symbol “PVCT.”